WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES	
Transaction fees and consulting services	$ 29,000
EXPENSES	
Employee compensation, commissions and benefits	155,785
Occupancy	60,471
General and administrative	193,552
TOTAL EXPENSES	409,808
OPERATING INCOME	(380,808)
NET INCOME (LOSS)	$ (380,808)

See accompanying notes to consolidated financial statements.